                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1997

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from                 to
                                    -----------------  -----------------

Commission File Number:  33-76290


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST
             (FORMERLY BORROR CORPORATION RETIREMENT PLAN AND TRUST)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DOMINION HOMES, INC.
                                5501 FRANTZ ROAD
                                  P.O. BOX 7166
                             DUBLIN, OHIO 43017-0766




                                                 Exhibit Index on Page 21

                              REQUIRED INFORMATION


         The following financial statements and schedules for Dominion Homes, Inc. Retirement Plan and Trust, which are prepared in accordance with the Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                                             Page No.
-----------                                                                             --------
Index to Financial Statements                                                           Page   5

Audited Financial Statements:

Report of Independent Accountants                                                       Page   6

Statements of Net Assets Available for Benefits at
December 31, 1997 and December 31, 1996                                                 Page   7

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 1997
and December 31, 1996                                                                   Page   8

Notes to Financial Statements                                                           Page   9

Supplemental Schedules:
-----------------------

Item 27a - Schedule of Assets Held for Investment
purposes as of December 31, 1997                                                        Page   18

Item 27d - Schedule of Reportable Transactions
for the Year Ended December 31, 1997                                                    Page   19

Item 27e - Schedule of Non-Exempt Transactions
for the Year Ended December 31, 1997                                                    Page   20


Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 that have not been included herein are not applicable to Dominion Homes, Inc. Retirement Plan and Trust.


                 The following exhibit is being filed herewith:

Exhibit No.          Description                                         Page No.
-----------          -----------                                         --------
     1               Consent of Independent Public Accountants           Page   22

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


                                             DOMINION HOMES, INC.
                                             RETIREMENT PLAN AND TRUST




Date: June 26, 1998                         By: */s/ Terry E. George
                                                -------------------------
                                                Terry E. George, Co-Trustee

                 DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                 DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

INDEX


                                                                                          PAGES
                                                                                          -----
Report of Independent Accountants                                                           6

Financial Statements:

     Statements of Net Assets Available for Benefits                                        7

     Statements of Changes in Net Assets Available for Benefits                             8

Notes to the Financial Statements                                                        9-17

Supplemental Schedules:
     Item 27a--Schedule of Assets Held for Investment Purposes                             18

     Item 27d--Schedule of Reportable Transactions                                         19

     Item 27e--Schedule of Non-Exempt Transactions                                         20

REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of
Dominion Homes, Inc. Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Columbus, Ohio
June 19, 1998

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 1997 and 1996
                                                       1997             1996
Assets:
    Investments, at fair value:
         Money market funds                          $  109,049     $  162,575
         Common stocks                                2,040,564        681,752
         Common/collective trusts                     3,150,985      2,545,316
         Mutual funds                                   853,168        161,090
                                                     ----------     ----------
                                                      6,153,766      3,550,733

    Cash, bearing interest at money market rates         20,996         32,426
    Employer contributions receivable                    32,204        279,215
    Employee contributions receivable                    21,625         16,258
    Accrued interest receivable                             465            818
                                                     ----------     ----------
      Total assets                                    6,229,056      3,879,450
                                                     ----------     ----------

Liabilities:
    Participant refunds payable                                         34,674
                                                     ----------     ----------

      Total liabilities                                                 34,674
                                                     ----------     ----------

      Net assets available for benefits              $6,229,056     $3,844,776
                                                     ==========     ==========




The accompanying notes are an integral part of the financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 1997 and 1996
                                                               1997             1996
Additions:
    Employee contributions                                $   549,992      $   424,944
    Employer contributions                                    371,986          295,715
    Interest and dividend income                               47,579           17,093
    Net appreciation in the fair value of investments       1,906,138          417,486

Deductions:
    Participant benefits                                     (446,797)        (993,154)
    Administrative expenses                                   (44,618)         (46,611)
                                                          -----------      -----------

      Net additions                                         2,384,280          115,473

Net assets available for benefits, beginning of year        3,844,776        3,729,303
                                                          -----------      -----------

      Net assets available for benefits, end of year      $ 6,229,056      $ 3,844,776
                                                          ===========      ===========

The accompanying notes are an integral part of the financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO THE FINANCIAL STATEMENTS


 1.  DESCRIPTION OF THE PLAN:

     Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (formerly Borror Corporation Retirement Plan and Trust) (the Plan) effective July 1, 1985. The Plan is a defined contribution plan intended to comply with Sections 401(a) and (k) of the Internal Revenue Code.

     Employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and
     c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

     Participants may invest in ten investment fund options. These options include the Dominion Homes Stock Fund, the Balanced Fund, the Growth Fund, the Income Fund, the Fidelity Growth Fund, the Huntington Monitor Money Market Fund, the Huntington Monitor Treasury Market Fund, the Managers Special Equity Fund, the Vanguard Index 500 Fund and the T. Rowe Price International Stock Fund. The Balanced Fund, Growth Fund and Income Fund are Huntington Asset Allocation Funds with investments in equity and fixed income investments.

     A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $9,500. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

     The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 25% of the salary reduction contributions made by participants who are employed on the last day of the plan year provided, however, that such matching contributions shall not exceed 1.5% of such participant's compensation for the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account, Retirement Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO THE FINANCIAL STATEMENTS


  1.   DESCRIPTION OF THE PLAN (CONT.):

       The Employer is required to make annual retirement contributions to the Plan from its current or accumulated profits, if any, equal to 2% of the compensation paid to participants. Eligible participants for this purpose include those making contributions to the Plan during the period, employed on the last day of the plan year and have at least 1,000 hours of service during a calendar year. The Employer may make additional discretionary annual retirement contributions to the Plan from its current or accumulated profits, if any. The Employer's retirement contributions to the Plan for each plan year are allocated among those participants employed by the Employer as of the last day of such plan year in the ratio that the compensation of each such participant during the plan year bears to the total compensation received by all such participants during the plan year. Effective January 1, 1997, the Plan provides for matching and profit sharing allocations without regard to employment on the last day of the plan year or the completion of 1,000 hours of service during the plan year.

       Each participant's account is credited with the participant's contribution, the Employer's matching and retirement contributions, and the participant's share of Plan earnings, and charged with an allocation of administrative expenses. The allocation of contributions to one or more of the investment funds is designated by each participant.

       A participant's interest in their Salary Reduction Account, Rollover Account, Retirement Account and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

       Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

       The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

    2. ACCOUNTING POLICIES:

       The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

       A. INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value that is measured from quoted market prices as of the last business day of the plan year.

          Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

          In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

       B. ADMINISTRATIVE EXPENSES: Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $45,000 and $47,000 in administrative expenses were incurred for the years ended December 31, 1997 and 1996, respectively.

       C. USE OF ESTIMATES: The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       D. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

    3. INVESTMENTS:

       Investments at December 31, 1997 and 1996 are as follows:

                                                                                                  1997
                                                                                      -------------------------------
                                       INVESTMENTS                                        COST           FAIR VALUE
             -----------------------------------------------------------------        ------------     --------------
             Huntington Asset Allocation Fund--Balanced (a)                            $  858,755        $1,190,779
             Huntington Asset Allocation Fund--Growth (a)                               1,032,335         1,448,586
             Huntington Asset Allocation Fund--Income (a)                                 417,003           511,620
             Fidelity Growth Fund (a)                                                     439,594           487,785
             Dominion Homes Stock Fund (a)                                                821,518         2,040,564
             Huntington Monitor Money Market Fund                                         100,043           100,043
             Huntington Monitor Treasury Market Fund                                        9,006             9,006
             Managers Special Equity Fund                                                 153,204           168,953
             Vanguard Index 500 Fund                                                      148,532           161,391
             T. Rowe Price International Stock Fund                                        37,120            35,039
                                                                                       ----------        ----------
                                                                                       $4,017,110        $6,153,766
                                                                                       ==========        ==========


                                                                                                    1996
                                                                                      --------------------------------
                                       INVESTMENTS                                        COST            FAIR VALUE
             -----------------------------------------------------------------        ------------      --------------
             Huntington Asset Allocation Fund--Balanced (a)                             $  800,233        $1,017,179
             Huntington Asset Allocation Fund--Growth (a)                                  895,024         1,143,363
             Huntington Asset Allocation Fund--Income (a)                                  325,354           384,774
             Fidelity Growth Fund                                                          148,483           161,090
             Dominion Homes Stock Fund (a)                                                 758,994           681,752
             Huntington Monitor Money Market Fund                                          160,400           160,400
             Huntington Monitor Treasury Market Fund                                         2,175             2,175
                                                                                        ----------        ----------
                                                                                        $3,090,663        $3,550,733
                                                                                        ==========        ==========


(a) Investment represents 5% or more of net assets available for benefits at December 31, 1997 and 1996, respectively.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

  4.   PARTICIPANT-DIRECTED INVESTMENTS:

       In accordance with the salary reduction provisions of the Plan, each participant designates the percentage of Employer and participant contributions invested in the following funds:

          *     Balanced Fund
          *     Growth Fund
          *     Income Fund
          *     Dominion Homes Stock Fund
          *     Fidelity Growth Fund
          *     Huntington Monitor Money Market Fund
          *     Huntington Monitor Treasury Market Fund
          *     Managers Special Equity Fund
          *     Vanguard Index 500 Fund
          *     T. Rowe Price International Fund

       As of January 1, 1997, three additional funds were available to participants: the Managers Special Equity Fund, the Vanguard Index 500 Fund, and the T. Rowe Price International Stock Fund. The employer contributions receivable at December 31, 1996 was allocated to the investment options based on contributions made during the first quarter of 1996.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

The allocation of net assets at December 31, 1997, and changes in net assets since January 1, 1997, for each fund is as follows:



                                                                                             HUNTINGTON   HUNTINGTON
                                                                     DOMINION                 MONITOR      MONITOR
                                                                    HOMES, INC.   FIDELITY    TREASURY      MONEY
                              BALANCED     GROWTH        INCOME       STOCK        GROWTH      MARKET       MARKET
                                FUND        FUND           FUND        FUND         FUND        FUND         FUND
                             ----------   ----------     --------   ----------    --------    --------    ---------
 Net assets available for
       benefits, beginning
       of year               $1,088,238  $ 1,236,007     $415,046   $  698,774    $190,413    $ 53,073    $ 155,762

 Employer contributions          62,333       99,271       27,549       67,560      46,245                    7,895
 Employee contributions         111,285      184,649       41,390       47,609      75,759                   13,621
 Interest and dividend
         income                                                                     30,344       6,316          325
 Net appreciation
      (depreciation)
      in the fair value
      of investments            188,069      309,864       46,082    1,278,045      50,063
 Participant termination
       benefits                 (81,732)    (167,922)     (22,357)     (42,857)     (2,044)                (128,724)
 Administrative expenses         (9,807)     (14,575)      (9,837)      (5,347)     (2,066)       (862)
 Transfers                     (167,607)    (198,708)      13,747       (3,220)     99,071     (49,521)      51,164
                             ----------   ----------     --------   ----------    --------    --------    ---------

 Change in net assets           102,541      212,579       96,574    1,341,790     297,372     (44,067)     (55,719)
                             ----------   ----------     --------   ----------    --------    --------    ---------

       Net assets available
         for benefits, end
         of year             $1,190,779   $1,448,586     $511,620   $2,040,564    $487,785    $  9,006    $ 100,043
                             ==========   ==========     ========   ==========    ========    ========    =========



                                MANAGERS                       T. ROWE
                                SPECIAL       VANGUARD          PRICE
                                EQUITY        INDEX 500      INTERNATIONAL
                                 FUND            FUND            FUND             OTHER          TOTAL
                               ---------      ---------      -------------      ----------     -----------
Net assets available for
      benefits, beginning
      of year                  $   5,010      $   1,773         $     680                      $ 3,844,776

Employer contributions            14,483         11,285             3,161      $    32,204         371,986
Employee contributions            27,660         21,729             4,665           21,625         549,992
Interest and dividend
        income                     5,597          2,749             1,783              465          47,579
Net appreciation
     (depreciation)
     in the fair value
     of investments               16,477         19,603            (2,065)                       1,906,138
Participant termination
      benefits                      (672)          (489)                                          (446,797)

Administrative expenses             (974)          (900)             (250)                         (44,618)

Transfers                        101,372        105,641            27,065           20,996
                               ---------      ---------         ---------      -----------      ----------

Change in net assets             163,943        159,618            34,359           75,290       2,384,280
                               ---------      ---------         ---------      -----------      ----------


      Net assets available
        for benefits, end
        of year                $ 168,953      $ 161,391         $  35,039      $    75,290      $6,229,056
                               =========      =========         =========      ===========      ==========

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

The allocation of net assets at December 31, 1996, and changes in net assets since January 1, 1996, for each fund is as follows:


                                                                                         HUNTINGTON   HUNTINGTON
                                                                  DOMINION                MONITOR      MONITOR
                                                                 HOMES, INC.  FIDELITY    TREASURY      MONEY
                              BALANCED      GROWTH     INCOME       STOCK      GROWTH      MARKET       MARKET
                                FUND         FUND       FUND        FUND        FUND        FUND         FUND
                             ----------   ----------   -------   ----------   --------    --------    ---------

 Net assets available for
       benefits, beginning
       of year              $ 1,570,933  $ 1,027,918   $ 739,618   $ 206,907  $   9,401   $   65,653   $ 108,873

 Employer contributions          66,387      102,925      26,012      16,500     29,224                   47,204
 Employee contributions         106,774      180,364      37,470      61,557     38,511          268
 Interest and dividend
          income                                                         270      8,459        8,060         304
 Net appreciation
      (depreciation)
       in the fair value
       of investments           157,492      159,227      34,925      50,961     14,881
 Participant termination
       benefits                (565,016)    (284,424)    (65,485)    (53,695)    (1,159)     (23,375)
 Administrative expenses        (18,421)     (13,666)     (8,908)     (3,338)    (1,222)        (455)       (601)
 Transfers                     (229,911)      63,663    (348,586)    419,612     92,318        2,922         (18)
                            -----------  -----------  ---------    ---------  ---------   ----------   ---------

 Change in net assets          (482,695)     208,089    (324,572)    491,867    181,012      (12,580)     46,889
                            -----------  -----------  ---------    ---------  ---------   ----------   ---------

       Net assets
          available for
          benefits, end
          of year           $ 1,088,238  $ 1,236,007   $ 415,046   $ 698,774  $ 190,413   $   53,073   $ 155,762
                            ===========  ===========   =========   =========  =========   ==========   =========





                                     Managers                     T. Rowe
                                     Special       Vanguard        Price
                                      Equity       Index 500    International
                                       Fund          Fund           Fund              Total
                                   -----------     ---------    -------------       ---------
Net assets available for
      benefits, beginning
      of year                                                                     $3,729,303


Employer contributions             $     5,010      $1,773          $680             295,715
Employee contributions                                                               424,944
Interest and dividend
         income                                                                       17,093
Net appreciation
     (depreciation)
      in the fair value
      of investments                                                                 417,486
Participant termination
      benefits                                                                      (993,154)
Administrative expenses                                                              (46,611)
Transfers
                                   -----------      ------          ----          ----------

Change in net assets                     5,010       1,773           680             115,473
                                   -----------      ------          ----          ----------
      Net assets
         available for
         benefits, end
         of year                   $     5,010      $1,773          $680          $3,844,776
                                   ===========      ======          ====          ==========

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

5.     TAX STATUS:

       The Plan meets the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as and has been granted favorable determination of tax-exempt status under Section 501(a).

       The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


  6.   TRANSACTIONS WITH PARTIES-IN-INTEREST:

       The Plan held, at fair value, $2,040,564 and $681,752 of Dominion Homes, Inc. common shares (Employer securities) at December 31, 1997 and 1996, respectively. The Plan purchased 24,719 and 115,572 shares of Dominion Homes, Inc. common shares at a cost of $142,897 and $514,728 in 1997 and 1996, respectively. The Plan sold 11,367 and 12,276 Dominion Homes, Inc. common shares for $66,725 and $51,575 with realized losses of $8,618 and $25,150 in 1997 and 1996, respectively.

       Certain Plan investments are units of common/collective trusts and money market funds managed by The Huntington National Bank, an affiliate of The Huntington Trust Company. The Huntington Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $40,091 and $42,051 for the plan years ended December 31, 1997 and 1996, respectively.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

7.     RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:

       The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                                 DECEMBER 31,
                                                                        ---------------------------
                                                                           1997             1996
                                                                        ----------       ----------
                  Net assets available for benefits per
                        the financial statements                        $6,229,056       $3,844,776
                  Receivables not included in
                           the Form 5500                                   (65,275)
                  Amounts allocated to withdrawing
                        participants                                                        (31,857)
                                                                        ----------       ----------

                        Net assets available for benefits
                              per Form 5500                             $6,163,781       $3,812,919
                                                                        ==========       ==========

       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                               YEAR ENDED
                                                                           DECEMBER 31, 1997
                                                                           -------------------
             Benefits paid to participants per the
                   financial statements                                          $ 446,797
             Add:  Amounts allocated to withdrawing
                   participants at December 31, 1996                                31,857
                                                                                 ----------

                   Benefits paid to participants per Form 5500                   $ 478,654
                                                                                 ==========


       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

for the year ended December 31, 1997


IDENTITY OF ISSUE, BORROWER,                                                                               CURRENT
LESSOR, OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                        COST           VALUE
* Huntington Trust Company                   Monitor Money Market Fund                     $  100,043     $  100,043

* Huntington Trust Company                   Monitor Treasury Market Fund                       9,006          9,006

* Dominion Homes, Inc.                       170,047 Common Shares                            821,518      2,040,564

* Huntington Trust Company                   Asset Allocation Fund - Balance                  858,755      1,190,779

* Huntington Trust Company                   Asset Allocation Fund - Growth                 1,032,335      1,448,586

* Huntington Trust Company                   Asset Allocation Fund - Income                   417,003        511,620

  Fidelity Advisors                          Growth Opportunity Fund (Series II)              439,594        487,785

  Managers Funds                             Special Equity Fund                              153,204        168,953

  Vanguard                                   Vanguard Index Trust 500 Portfolio               148,532        161,391

  T. Rowe Price                              International Stock Funds                         37,120         35,039



* Indicates transaction is with a party-in-interest.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 1997

                                                                                                          CURRENT
                                                                     PURCHASE    SELLING     COST OF      VALUE OF     NET GAIN
IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET                    PRICE      PRICE       ASSET         ASSET     OR (LOSS)
Dominion Homes, Inc.         Common Shares                          $ 142,897                $ 142,897   $ 142,897
                              31 separate transactions

Dominion Homes, Inc.         Common Shares                                      $ 66,725        75,343      66,725     $ (8,618)
                              22 separate transactions

Huntington Trust Company     Asset Allocation Fund - Balance          247,863                  247,863     247,863
                              32 separate transactions

Huntington Trust Company     Asset Allocation Fund - Balance                     262,333       189,341     262,333       72,992
                              46 separate transactions

Huntington Trust Company     Asset Allocation Fund - Growth           409,767                  409,767     409,767
                              31 separate transactions

Huntington Trust Company     Asset Allocation Fund - Growth                      414,408       272,457     414,408      141,951
                              46 separate transactions

Fidelity Advisors            Growth Opportunity Fund (Series II)      340,479                  340,479     340,479
                              50 separate transactions

Fidelity Advisors            Growth Opportunity Fund (Series II)                 63,847         49,368      63,847      14,479
                              24 separate transactions

Managers Funds               Special Equity Fund                      179,788                  179,788     179,788
                              46 separate transactions

Managers Funds               Special Equity Fund                                 27,311         26,584      27,311         727
                              14 separate transactions

Vanguard                     Vanguard Index Trust 500 Portfolio       180,013                  180,013     180,013
                              60 separate transactions

Vanguard                     Vanguard Index Trust 500 Portfolio                  38,225         31,481      38,225       6,744
                              11 separate transactions

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ITEM 27E--SCHEDULE OF NON-EXEMPT TRANSACTIONS

for the year ended December 31, 1997


                                           DESCRIPTION OF
                       RELATIONSHIP     TRANSACTIONS INCLUDING                                                      NET GAIN
      IDENTITY      TO PLAN, EMPLOYER    MATURITY DATE, RATE OF                                          CURRENT    OR (LOSS)
      OF PARTY      OR OTHER PARTY-IN-  INTEREST, COLLATERAL, PAR   PURCHASE     SELLING    COST OF      VALUE OF   ON EACH
      INVOLVED        INTEREST             OR MATURITY VALUE         PRICE       PRICE      ASSET         ASSET    TRANSACTION
      --------      ------------------  -------------------------   ---------   -------     --------    ---------  -----------
Dominion Homes, Inc.      Employer          Common shares           $142,897                $142,897    $142,897

Dominion Homes, Inc.      Employer          Common shares                       $ 66,725      75,343      66,725   $ (8,618)

Huntington Trust Company  Trustee   Asset Allocation Fund - Balance  247,863                 247,863     247,863

Huntington Trust Company  Trustee   Asset Allocation Fund - Balance              262,333     189,341     262,333     72,992

Huntington Trust Company  Trustee   Asset Allocation Fund - Growth   409,767                 409,767     409,767

Huntington Trust Company  Trustee   Asset Allocation Fund - Growth               414,408     272,457     414,408    141,951

                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1997


                                INDEX TO EXHIBITS

Exhibit No.                Description                                         Page No.
-----------                -----------                                         --------
       1                   Consent of Independent Public Accountants           Page   22